Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251924

PROSPECTUS

ATIF HOLDINGS LIMITED

(incorporated in the British Virgin Islands with limited liability)

4,739,130

Ordinary Shares

Pursuant to this prospectus, the selling shareholders identified herein are offering on a resale basis an aggregate of 4,739,130 shares of our ordinary shares that are issuable upon the exercise of outstanding warrants. These warrants were issued in connection with a private placement we completed on November 5, 2020. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling shareholders may sell or otherwise dispose of the ordinary shares covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell or otherwise dispose of the ordinary shares covered by this prospectus in the section entitled “Plan of Distribution” on page 16. Discounts, concessions, commissions and similar selling expenses attributable to the sale of ordinary shares covered by this prospectus will be borne by the selling shareholders. We will pay all expenses (other than discounts, concessions, commissions and similar selling expenses) relating to the registration of the ordinary shares with the Securities and Exchange Commission (“SEC”).

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “ATIF.” On February 25, 2021, the last reported sale price of our ordinary share was $1.40 per share.

INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD REVIEW CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED UNDER THE HEADING “RISK FACTORS” CONTAINED ON PAGE 3 HEREIN AND IN OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED JULY 31, 2020, AS WELL AS OUR SUBSEQUENTLY FILED PERIODIC AND CURRENT REPORTS, WHICH WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION AND ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is February 25, 2021.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). These statements relate to future events concerning our business and to our future revenues, operating results and financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “forecast,” “predict,” “propose,” “potential” or “continue,” or the negative of those terms or other comparable terminology.

Any forward looking statements contained in this prospectus are only estimates or predictions of future events based on information currently available to our management and management’s current beliefs about the potential outcome of future events. Whether these future events will occur as management anticipates, whether we will achieve our business objectives, and whether our revenues, operating results or financial condition will improve in future periods are subject to numerous risks. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss under the heading “Risk Factors” and in other sections of our Annual Report on Form 20-F for the year ended July 31, 2020, as filed with the Securities and Exchange Commission (SEC), as well as in our other reports filed from time to time with the SEC that are incorporated by reference into this prospectus. You should read these factors and the other cautionary statements made in this prospectus and in the documents we incorporate by reference into this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus or the documents we incorporate by reference into this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 that we filed with the SEC using a continuous offering process.

You should read this prospectus, exhibits filed as part of the registration statement and the information and documents incorporated by reference carefully. Such documents contain important information you should consider when making your investment decision. See “Where You Can Find Additional Information” and “Incorporation of Information by Reference” in this prospectus.

You should rely only on the information provided in this prospectus, exhibits filed as part of the registration statement or documents incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. This prospectus covers offers and sales of our ordinary shares only in jurisdictions in which such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

In this prospectus, we refer to ATIF Holdings Limited as “we,” “us,” “our,” the “Company” or “ATIF.” You should rely only on the information we have provided or incorporated by reference in this prospectus, exhibits filed as part of the registration statement, any applicable prospectus supplement and any related free writing prospectus. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus.

ATIF HOLDINGS, LIMITED

We are a consulting company providing financial consulting services to small and medium-sized enterprises (“SMEs”). Since our inception in 2015, the main focus of our consulting business has been providing comprehensive going public consulting services designed to help SMEs become public companies on suitable markets and exchanges. Our goal is to become an international financial consulting company with clients and offices throughout Asia. We have to date primarily focused on helping clients going public on the OTC markets and exchanges in the U.S., but we are in the process of expanding our service to listing clients on domestic exchanges in China as well as the Hong Kong Stock Exchange.

Since our inception, our revenue has been mainly generated from our going public consulting services. In April 2020, we acquired 51.2% equity interest in Leaping Group Co., Ltd. (“LGC”) and our revenue was mainly comprised of going public consulting services and event execution and planning services for the year ended July 31, 2020. We generated a total revenue of approximately $5.3 million, $3.1 million and $0.7 million for the fiscal years ended July 31, 2018, 2019, and 2020, respectively. The revenues generated from going public consulting services were $5.2 million, $3.1 million and $0.6 million for the fiscal years ended July 31, 2018, 2019, and 2020, respectively. Revenue from acquisition to July 31, 2020 for LGC was $40,872.

Beginning in August 2018, to complement and facilitate the growth of our going public consulting service, we launched AT Consulting Center to offer financial consulting programs in Shenzhen, and in September 2018, we acquired CNNM, or www.chinacnnm.com, a news and media website focused on distributing financial news and information. In July 2019, we launched an investment and financing analysis reporting business. We have not generated any revenue from this financial and news platform since its acquisition, and based on our current financial condition and operating performance, our management has assessed that the likelihood of future use of the financial and news platform is remote. As a result, a full impairment loss of $384,492 has been applied against this financial and news platform for the year ended July 31, 2020.

In China, a fast-growing economy and a positive market environment have created many entrepreneurial and high-growth enterprises, many of which need assistance in obtaining development funds through financing. China has relatively immature financial systems compared to developed countries. Due to restrictions imposed by China’s foreign exchange regulations, it is difficult for foreign capital to enter China’s capital market. Because of the strict listing policies and a relatively closed financial environment in mainland China, most small to medium sized enterprises in the development stage are unable to list on domestic exchanges in China. Therefore, many Chinese enterprises strive to enter international capital markets through overseas listing for equity financing. However, in China, there is a general lack of understanding of international capital markets, as well as a lack of professional institutions that provide overseas going public consulting services to these companies, and many of them may not be familiar with overseas listing requirements.

We launched our consulting services in 2015. Our aim was to assist these Chinese enterprises by filling the gaps and forming a bridge between PRC companies and overseas markets and exchanges. We have a team of qualified and experienced personnel with legal, regulatory, and language expertise in several overseas jurisdictions. Our services are designed to help SMEs in China achieve their goal of becoming public companies. We create a going public strategy for each client based on many factors, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financing requirements. Since our inception and up to July 31, 2020, we have successfully helped seven Chinese enterprises to be quoted on the U.S. OTC markets and are currently assisting our other clients in their respective going public efforts. All of our current and past clients have been Chinese companies, and we plan to expand our operations to other Asian countries, such as Malaysia, Vietnam, and Singapore, by 2021.

On January 4, 2021, we announced the relocation of our operating headquarter to California, USA, through our wholly owned subsidiary ATIF Inc., a California corporation, and launched, in addition to our business consulting services, additional service models consisting of : asset management, investment holding and media services, to expand our business with a flexible business concept to achieve a goal of high growth revenue and strong profit growth. Clients located within United States will be serviced by ATIF Inc., while clients outside United States will be supported by ATIF Inc.’s business centers abroad. Huaya Consultant (Shenzhen) Co., Ltd. (“Huaya”), a wholly owned subsidiary of ATIF, will serve as ATIF Inc.'s business center in PRC for clients located in the PRC. As part of this relocation and to streamline the management chain and to improve management control with a goal of lower costs, we transition the services from our variable interest entity (“VIE”), Qianhai Asia Times (Shenzhen) International Financial Services Co., Ltd. (“Qianhai”), to ATIF Inc., and Huaya, and terminated the VIE agreements with Qianhai on January 31, 2021. Before the termination, operating revenue generated through Qianhai VIE amounted to $645,127, $2,777,618 and $5,341,271, and net income (loss) amounted to $(1,562,037), $697,631 and $2,146,927 for the years ended July 31, 2020, 2019 and 2018, respectively. The termination of the VIE agreement did not cause material impairment of our long-lived assets (primarily including fixed assets such as office furniture and equipment and automobile) because such assets only amounted to $184,740 and $68,375 as of July 31, 2020 and 2019, respectively. All of the fixed assets have been transferred to our PRC subsidiary Huaya upon termination of the VIE agreement. . Currently, we have had discussions with other business organizations to collaborate with a goal of leveraging their resources to assist us to grow our business centers in other jurisdictions. We believe that this streamlined management model and strategic partnership strategy is in line with the current fast-changing and competitive business environment and will provide us with strong growth capability. The termination of the VIE agreement with Qianhai does not adversely affect Huaya, our business, financial condition, and results of operations.

Due to the continued impact of COVID-19 in China, the Company believes that it will take longer and additional capital will be required for traditional entertainment and cinemas businesses like LGC to recover. In light of the Company moving its headquarter to California and transitioning to a new business model focusing on business consulting, asset management, investment holding and media services, the Company no longer believes that its business has synergy with LCG’s cinema advertising and cinema operation business. The Company and LGC’s management also have different views of LCG’s future business direction.

On January 14, 2021, the Company entered into the Sale and Purchase Agreement with the substantial shareholders of LGC consisting of Jiang Bo, Jiang Tao and Wang Di (collectively the “Buyers”) to sell all interests in LGC. Pursuant to the Sales and Purchase Agreement, the Company will sell 10,217,230 ordinary shares of LCG in exchange for (i) 5,555,548 ordinary shares of the Company owned by the Buyers, and (ii) payment by the Buyers in the amount of US$2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023. As of the date of this prospectus, the 5,555,548 shares of ordinary shares owned by the buyers have been returned to the Company and the $2.3 million cash payment has not been received from the Buyers. The Company recognized an estimated loss of approximately $6.1 million from this transaction, which were reflected in the pro forma financial information as included in the Company’s form 6-K as filed with SEC on February 4, 2021. After completion of the transaction, the Company shall no longer hold any shares of Leaping and Leaping shall no longer be subsidiary of ATIF. The Sales and Purchase Agreement closed on January 29, 2021.

RISK FACTORS

An investment in our ordinary shares involves risks. Prior to making a decision about investing in our ordinary shares, you should consider carefully the following risk together with all of the other information contained or incorporated by reference in this prospectus, including any risks in the section entitled “Risk Factors” contained in any supplements to this prospectus and in our Annual Report on Form 20-F for the fiscal year ended July 31, 2020 and in our subsequent filings with the SEC. Each of the referenced risks and uncertainties could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities. Additional risks not known to us or that we believe are immaterial may also adversely affect our business, operating results and financial condition and the value of an investment in our securities.

If we do not continue to satisfy the Nasdaq Capital Market continued listing requirements, our ordinary shares could be delisted.

The listing of our ordinary shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On December 16, 2020, we received notice from The Nasdaq Stock Market (“Nasdaq”) indicating we were not in compliance with the minimum bid price requirement of $1.00 per share under the Nasdaq Listing Rules. In addition, on December 17, 2020, we received notice from Nasdaq stating that because we had not yet filed our Annual Report on Form 20-F for the year ended July 31, 2020 (the “Form 20-F”) by it due date, we were no longer in compliance with Listing Rule which requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission. On December 31, 2020, we filed our Form 20-F with the SEC and on January 28,2021 Nasdaq provide us confirmation that our closing bid price traded over $1.00 for ten consecutive business days. Accordingly, we are now in compliance with the Nasdaq Listing Rules.

In the future, should we fail to meet the Nasdaq Listing Rules, we may be subject to delisting by Nasdaq. In the event our ordinary shares are no longer listed for trading on the Nasdaq Capital Markets, our trading volume and share price may decrease and we may experience difficulties in raising capital which could materially affect our operations and financial results. Further, delisting from the Nasdaq Capital Market could also have other negative effects, including potential loss of confidence by partners, lenders, suppliers and employees. Finally, delisting could make it harder for us to raise capital and sell securities.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

In order for us to maintain our current status as a foreign private issuer, a majority of our ordinary shares must be either directly or indirectly owned by non-residents of the United States, unless we also satisfy all of the additional requirements necessary to preserve this status including (i) a majority of our Board of Directors and management are located outside the United States; (ii) more than 50 percent of our assets are located outside the United States; and (iii) our business is administered principally outside of the United States. We may in the future lose our foreign private issuer status if a majority of our ordinary shares is held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a foreign private issuer. If we are no longer deemed to be a foreign private issuer, we will be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon certain exemptions from the Nasdaq Capital Market’s corporate governance requirements that are available to foreign private issuers.

REGISTERED OFFERING AND PRIVATE PLACEMENT OF ORDINARY SHARES

On November 5, 2020, we completed the closing of a registered direct offering of 4,347,826 ordinary shares, $0.001 par value, at a purchase price per share of $0.92, for aggregate gross proceeds us of approximately $4.0 million, before deducting placement agent fees and offering expenses payable by us with certain institutional accredited investors (the “Investors”).

In a concurrent private placement, or Private Placement, we sold to the Investors warrants, or Private Placement Warrants, to purchase a total of 4,347,826 Ordinary Shares at an exercise price of $1.10 per share which are exercisable for five years from the date of issuance. After one-year, the exercise price may reset to the closing bid price if it is lower than the exercise price then in effect. In addition, the warrant exercise price may be subject to adjustment in the event that the Company issues certain securities at prices below the then exercise price. The closing of the Private Placement occurred on November 5, 2020.

The Company engaged FT Global Capital or FT Global served as the sole placement agent for the Private Placement. In connection with the Private Placement, we also issued to issue to FT Global warrants (the “Placement Agent Warrants”) to purchase 391,304 Ordinary Shares. The Placement Agent Warrants have an exercise price equal to $1.10 and are exercisable 180 days after the commencement of sales in the Registered Offering for five years from such date. The ordinary shares underlying the Private Placement Warrants and the Placement Agent Warrants, or together the Warrants, are being registered for resale hereunder.

Pursuant to the securities purchase agreement dated November 3, 2020, related to the registered direct offering and Private Placement, we are required to use our best efforts to file a registration statement with the SEC by the thirtieth (30th) calendar day after November 5, 2020 registering the resale by the Investors of the ordinary shares underlying the warrants. In addition, if a registration statement registering the ordinary shares underlying the warrants is not effective by the 60th trading date after November 3, 2020, or is not otherwise available upon exercise of the warrants, the Investors and placement agent will have the right to exercise their warrants on a cashless basis.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents should not create any implication that there has been no change in our affairs since such date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

●	Our annual report on Form 20-F for the fiscal year ended July 31, 2020 filed with the SEC on December 31, 2020, or the 2020 Form 20-F;

●	Form 6-K filed with the SEC on November 4, 2020 regarding entering into a securities purchase agreement to sell approximately $4 million in common shares and warrants contained in Exhibits 4.1, 4.2 and 10.1 attached thereto;

●	Form 6-K filed with the SEC on January 19, 2021 announcing the entering into a sales and purchase agreement for Leaping Group Co., Ltd. and a copy of the Sales and Purchase Agreement contained in Exhibit 99.1 attached thereto;

●	Form 6-K filed with the SEC on February 4, 2021 announcing the completion of the sale of Leaping Group Co., Ltd. and pro form information contained in Exhibit 99.1 attached thereto; and

●	The description of the securities contained in our registration statement on Form 8-A filed on April 18, 2019 pursuant to Section 12 of the Exchange Act, together with all amendments and reports filed for the purpose of updating that description.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. We post our SEC filings on our website, www.ir.atifchina.com. We will also provide to you, upon your written or oral request, without charge, a copy of any or all of the documents we refer to above which we have incorporated in this prospectus by reference, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in the documents. You should direct your requests to Fang Cheng, our Chief Financial Officer, at Room 2803, Dachong Business Centre, Dachong 1st Road, Nanshan District, Shenzhen, China. Our telephone number at this address is +86-0755-8695-0818.

SELLING SHAREHOLDERS

This prospectus covers the possible resale by the selling shareholders identified in the table below of 4,739,130 ordinary shares issuable upon the exercise of the warrants. The selling shareholders may sell some, all or none of their ordinary shares. We do not know how long the selling shareholders will hold the warrants, whether any will exercise the warrants, and upon such exercise, how long such selling shareholders will hold the ordinary shares before selling them, and we currently have no agreements, arrangements or understandings with the selling shareholders regarding the sale of any of the ordinary shares.

The following table presents information regarding the selling shareholders and the ordinary shares that each may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling shareholders without regard to ownership limitations set forth in the applicable agreements or other documents relating to such shares, including (i) all of the shares offered hereby, and (ii) to our knowledge, all other securities held by each of the selling shareholders as of the date hereof, and reflects their respective holdings as of January 4, 2020. Except for the ownership of the ordinary shares and as described below, each selling shareholder has not had any material relationship with us within the past three years. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 thereunder.

	Shares Beneficially Owned Before this		Shares to be Sold in this	Shares Beneficially Owned After Offering
Name of Selling Shareholder	Offering(1)		Offering(2)	Number	Percentage
Hudson Bay Master Fund Ltd. c/o Hudson Bay Capital Management LP 777 Third Ave., 30th Floor New York, NY 10017	1,449,276	(3)	1,449,276	0	-
Intracoastal Capital, LLC 245 Palm Trail Delray Beach, Florida 33483	1,449,275	(4)	1,449,275	0	-
L1 Capital Global Opportunities Master Fund 161A Shedden Road, 1 Artillery Court, PO Box 10085 Grand Cayman KY1-1001, Cayman Islands	1,449,275	(5)	1,449,275	0	-
Jian Ke 5 Concourse Parkway, Suite 300 Atlanta, GA, 30328	391,304	(6)	391,304	0	-

Notes

(1)	Under the terms of the warrants, the number of shares of our common stock that may be acquired by a selling shareholder upon any exercise of a warrant is generally limited to the extent necessary to ensure that, following such exercise, such selling shareholder would not, together with its affiliates and any other persons or entities whose beneficial ownership of our common stock would be aggregated with such selling shareholder for purposes of Section 13(d) of the Exchange Act, beneficially own in excess of a specified percentage of the total number of shares of our common stock then issued and outstanding and/or the then combined voting power of all of our voting securities. In addition, as noted in footnote (2), the number of shares shown under the column titled “Shares to be Sold in this Offering” is shown without regard to the foregoing limitations on exercise.

(2)	The number of shares offered hereby, for each selling shareholder, consists solely of the shares issuable upon exercise of the warrants issued to such selling shareholder. The shares issuable upon exercise of the warrants will become eligible for sale by the selling shareholders under this prospectus only as the warrants are exercised. In addition, the number of shares offered hereby shown under the column titled “Shares to be Sold in this Offering” includes the maximum number of shares issuable upon the exercise of the warrants without regard to the limitations on exercise described in footnote (1) above.

(3)	Represents 1,449,276 ordinary shares issuable upon exercise of warrants. The warrants are only exercisable to the extent that the holders thereof and their affiliates would beneficially own no more than 9.99% of the outstanding ordinary shares after exercise. Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities.

(4)	Represents 1,449,275 ordinary shares issuable upon exercise of warrants. The warrants are only exercisable to the extent that the holders thereof and their affiliates would beneficially own no more than 4.99% of the outstanding ordinary shares after exercise. Mitchell P. Kopin (“Mr. Kopin”) and Daniel B. Asher (“Mr. Asher”), each of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act of the securities reported herein that are held by Intracoastal.

(5)	Represents 1,449,275 ordinary shares issuable upon exercise of warrants. The warrants are only exercisable to the extent that the holders thereof and their affiliates would beneficially own no more than 4.99% of the outstanding ordinary shares after exercise. The fund’s beneficial owner is David Feldman.

(6)	Represents 391,304 ordinary shares issuable upon exercise of warrants beneficially held by Jian Ke, subject to a 4.99% beneficial ownership limitation. Jian Ke is an affiliate of FT Global, the sole placement agent for the Private Placement.

DESCRIPTION OF OUR CAPITAL STOCK

We are a British Virgin Islands company with limited liability and our affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time, and the BVI Business Companies Act of 2004, as amended, which is referred to as the BVI Act below and the common law of the British Virgin Islands.

We are authorized to issue up to 100,000,000,000 shares with a par value of $0.001 each divided into ordinary shares and Class A preferred shares. As of January 4, 2021, there were 51,362,500 ordinary shares issued and outstanding. There are no Class A preferred shares outstanding. The following are summaries of material provisions of our current amended and restated memorandum and articles of association which are currently effective and the BVI Act insofar as they relate to the material terms of our ordinary shares. You should read the forms of our current memorandum and articles of association, which was filed as an exhibit to our 2020 Form 20-F. For information on how to obtain copies of our current memorandum and articles of association, see “Where You Can Find Additional Information.”

Ordinary Shares

General

All of our issued ordinary shares are fully paid and non-assessable. Certificates evidencing the ordinary shares are issued in registered form. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Under the BVI Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. If  (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Distributions

Shareholders holding ordinary shares in the Company are entitled to receive such dividends as may be declared by our board of directors subject to the BVI Act and the memorandum and articles of association.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the memorandum and articles of association. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each share that such shareholder holds.

Election of directors

BVI law permits cumulative voting for the election of directors only if expressly authorized in the memorandum and articles of association. There is nothing under BVI law which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors. Our memorandum and articles of association do not provide for cumulative voting for elections of directors.

Meetings

Under our memorandum and articles of association, a copy of the notice of any meeting of shareholders shall be given not less than seven (7) days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the shares entitled to vote on the matters to be considered at the meeting have agreed to short notice of the meeting, or if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-third of the issued shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the common shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one (1) hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the members present shall choose a shareholder to act to chair the meeting of the shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy shall preside as chairman, failing which the oldest individual member or member representative shall take the chair.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

British Virgin Islands law permits a minority shareholder to commence a derivative action in our name, or an unfair prejudice claim, or seek a restraining or compliance order, as appropriate, to challenge, for example (1) an act which is ultra vires or illegal, (2) an act which is likely to be oppressive, unfairly discriminatory or unfairly prejudicial to a shareholder, (3) an act which constitutes an infringement of individual rights of shareholders, such as the right to vote, (4) conduct of the Company or a director which contravenes the BVI Act or our memorandum and articles of association or (5) an irregularity in the passing of a resolution which requires a majority of the shareholders.

Pre-emptive rights

Our memorandum and articles of association disapply the pre-emptive rights provisions of the BVI Act and do not provide for any other pre-emptive rights. Accordingly, there are no pre-emptive rights applicable to the issue by us of new shares.

Transfer of shares

Subject to the restrictions in our memorandum and articles of association, and applicable securities laws, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form, in the case of listed shares, in any manner permitted by and in accordance with the rules of the relevant exchange, or in any other form which our directors may approve.

Liquidation

As permitted by the BVI Act and our memorandum and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if our assets exceed our liabilities and we are able to pay our debts as they fall due. We also may be wound up in circumstances where we are insolvent in accordance with the terms of the BVI Insolvency Act, 2003 (as amended).

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among the shareholders. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on ordinary shares and forfeiture of ordinary shares

Our board of directors may, on the terms established at the time of the issuance of such ordinary shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen (14) days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of shares

Subject to the provisions of the BVI Act, we may issue ordinary shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our memorandum and articles of association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities may be listed.

Modifications of class rights

If at any time, the Company is authorized to issue more than one (1) class of ordinary shares, all or any of the rights attached to any class of ordinary shares may be amended only with the consent in writing of or by a resolution passed at a meeting of not less than fifty percent (50%) of the shares of the class to be affected.

Changes in the number of ordinary shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors, subject to our memorandum and articles of association:

●	amend our memorandum and articles of association to increase or decrease the maximum number of ordinary shares we are authorized to issue;

●	divide our authorized and issued ordinary shares into a larger number of shares;

●	combine our authorized and issued ordinary shares into a smaller number of shares; and

●	create new classes of shares with preferences to be determined by resolution of the board of directors to amend the memorandum and articles of association to create new classes of shares with such preferences at the time of authorization.

Inspection of books and records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date and will also disclose any liquidation plan, articles of merger or consolidation and any particulars of charges if either the company or chargee have elected to file particulars of such charges.

A member of the Company is also entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors, and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. See “Where You Can Find More Information.” Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional shares

Our memorandum and articles of association authorizes our board of directors to issue additional shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Preferred Shares

Our memorandum and articles of association authorizes the creation and issuance without shareholder approval preferred shares up to the maximum number of authorized but unissued shares, divided into a single class, Class A preferred shares, with such designation, rights and preferences as may be determined by a resolution of our board of directors to amend the memorandum and articles of association to create such designations, rights and preferences. Under BVI law, all shares of a single class must be issued with the same rights and obligations. No preferred shares are currently issued or outstanding. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights, which could adversely affect the voting power or other rights of the holders of ordinary shares. The preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any preferred shares, we may do so in the future.

The rights of preferred shareholders, once the preferred shares are in issue, may only be amended by a resolution to amend our memorandum and articles of association provided such amendment is also approved by a separate resolution of a majority of the votes of preferred shareholders who being so entitled attend and vote at the class meeting of the relevant preferred class. If our preferred shareholders want us to hold a meeting of preferred shareholders (or of a class of preferred shareholders), they may requisition the directors to hold one upon the written request of preferred shareholders entitled to exercise at least thirty percent (30%) of the voting rights in respect of the matter (or class) for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above thirty percent (30%).

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies (the “surviving company”) and a consolidation means the uniting of two or more constituent companies into a new company (the “consolidated company”). The procedure for a merger or consolidation between the company and another company (which need not be a BVI company, and which may be the company’s parent or subsidiary, but need not be) is set out in the BVI Act. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which with the exception of a merger between a parent company and its subsidiary, must also be approved by a resolution of a majority of the shareholders voting at a quorate meeting of shareholders or by written resolution of the shareholders of the BVI company or BVI companies which are to merge. While a director may vote on the plan of merger or consolidation, or any other matter, even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized, if required, by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands. The merger or consolidation is effective on the date that the articles of merger or consolidation are registered with the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation.

As soon as a merger or consolidation becomes effective: (a) the surviving company or consolidated company (so far as is consistent with its memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) in the case of a merger, the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles of association are contained in the articles of merger or, in the case of a consolidation, the memorandum and articles of association filed with the articles of consolidation are the memorandum and articles of the consolidated company; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) no proceedings, whether civil or criminal, pending at the time of a merger or consolidation by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger or consolidation; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the member, director, officer or agent thereof; as the case may be; or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company. The Registrar of Corporate Affairs shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation. If the directors determine it to be in the best interests of the company, it is also possible for a merger or consolidation to be approved as a Court approved plan of arrangement or scheme of arrangement in accordance with the BVI Act.

A shareholder may dissent from (a) a merger if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than fifty percent (50%) in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of ten percent (10%), or fewer of the issued shares of the company required by the holders of ninety percent (90%), or more of the shares of the company pursuant to the terms of the BVI Act; and (e) a plan of arrangement, if permitted by the British Virgin Islands Court (each, an Action). A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from an Action must object in writing to the Action before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within twenty (20) days who gave written objection. Such objection shall include a statement that the member proposes to demand payment for his or her shares if the Action is taken. These shareholders then have twenty (20) days to give to the company their written election in the form specified by the BVI Act to dissent from the Action, provided that in the case of a merger, the twenty (20) days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven (7) days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company shall make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have thirty (30) days to agree upon the price. If the company and a shareholder fail to agree on the price within the thirty (30) days, then the company and the shareholder shall, within twenty (20) days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company in certain circumstances to redress any wrong done to it. Such actions are known as derivative actions. The BVI Court may only grant permission to bring a derivative action where the following circumstances apply:

●	the company does not intend to bring, diligently continue or defend or discontinue proceedings; and

●	it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the British Virgin Islands Court is also required to have regard to the following matters:

●	whether the shareholder is acting in good faith;

●	whether a derivative action is in the company’s best interests, taking into account the directors’ views on commercial matters;

●	whether the action is likely to proceed;

●	the costs of the proceedings; and

●	whether an alternative remedy is available.

Restraining or compliance order

If a BVI company or a director of a BVI company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the memorandum or articles of the company, the Court may, on the application of a shareholder of the company pursuant to Section 184B of the BVI Act, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the company's memorandum or articles.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition the BVI Court for the winding up of a company under the BVI Insolvency Act, 2003 (as amended), for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is generally only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

Our memorandum and articles of association provide that, subject to certain limitations, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of the memorandum and articles of association, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. Under the BVI Act there are no provisions, which specifically prevent the issuance of preferred shares or any such other ‘poison pill’ measures. The memorandum and articles of association of the company also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of ordinary shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under British Virgin Islands law, our directors, in the exercise of their powers granted to them under our memorandum and articles of association and performance of their duties, are required to act honestly and in good faith in what the director believes to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe fiduciary duties to the company both at common law and under statute including, among others, a statutory duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association. The directors owe their duties to the company itself as distinct body rather than to the shareholders of the company (either collectively or individually) so, where there has been a breach of fiduciary duty by a director, it would typically be for the company to raise proceedings against the director for the breach. Only in special circumstances would the directors of a company become subject to a fiduciary duty to the shareholders of the company such that a shareholder would be able to raise proceedings against the director.

Pursuant to the BVI Act and our memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by members of the company at a meeting may also be taken by a resolution of members consented to in writing.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and memorandum and articles of association allow our shareholders holding thirty percent (30%) or more of the votes of the outstanding voting shares to requisition a shareholders’ meeting. There is no requirement under BVI law to hold shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with or without cause, by a resolution of shareholders. Directors can also be removed by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three (3) years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned fifteen percent (15%) or more of the target’s outstanding voting shares within the past three (3) years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute and our memorandum and articles of association fails to expressly provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding one hundred percent (100%) of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or a resolution of the directors, provided that the directors have made a declaration of solvency that the company is able to discharge its debts as they fall due and that the value of the company’s assets exceed its liabilities.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class. For these purposes the creation, designation or issue of preferred shares with rights and privileges ranking in priority to an existing class of shares is deemed not to be a variation of the rights of such existing class and may in accordance with our memorandum and articles of association be effected by resolution of directors without shareholder approval.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

USE OF PROCEEDS

We are registering our ordinary shares pursuant to the securities purchase agreement dated November 3, 2020, with the Investors, we agreed to file a registration statement with the SEC registering the resale by the Investors of the ordinary shares underlying the warrants. We will not receive any of the proceeds from any sale or other disposition of the ordinary shares covered by this prospectus. All proceeds from the sale of the ordinary shares will be paid directly to the selling shareholders. We will receive proceeds upon the cash exercise of the warrants for which the underlying warrant shares are being registered hereunder. Assuming full cash exercise of the warrants, we would receive proceeds of approximately $5,213,043. We currently intend to use the cash proceeds from any warrant exercise for working capital and general corporate purposes.

We anticipate that the expenses related to this offering will be approximately $35,000 consisting legal, accounting and preparation for filing expenses.

PLAN OF DISTRIBUTION

The selling shareholders, including their transferees, donees, pledgees, assignees and successors-in-interest, may, from time to time, sell, transfer or otherwise dispose of any or all of the ordinary shares offered by this prospectus from time to time on any stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These dispositions may be at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price, at varying prices determined at the time of sale or at negotiated prices. The selling shareholders may use any one or more of the following methods when selling ordinary shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the ordinary shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	broker-dealers may agree with a selling shareholder to sell a specified number of such ordinary shares at a stipulated price per share;

●	a combination of any such methods of sale;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; and

●	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

The selling shareholders may effect any transactions in or with respect to (including, without limitation, purchasing or selling, long and/or short) any of our securities or “derivative” securities based on our securities which may require the delivery the ordinary of shares offered by this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the ordinary shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the ordinary shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Because each of the selling shareholders may be deemed to be an “underwriter” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, the ordinary shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

The ordinary shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our ordinary shares for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our ordinary shares by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed the selling shareholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

We will not receive any proceeds from the sale of the ordinary shares by the selling shareholders.

TAXATION

The following brief description sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our ordinary shares and applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This description does not deal with all possible tax consequences relating to ownership and disposition of our ordinary shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Investors are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our Ordinary Shares.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	consulting investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary shares);

●	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	persons holding our ordinary shares through partnerships or other pass-through entities.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd. (“Qianhai”) as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Qianhai, and as a result, we are treating Qianhai as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning Qianhai for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election, under Section 1296 of the US Internal Revenue Code, for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ordinary shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election, under Section 1295(b) of the US Internal Revenue Code, with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange, or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding, under Section 3406 of the US Internal Revenue Code with, at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF ORDINARY SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

MATERIAL CHANGES

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended July 31, 2020, in our Reports on Form 6-K filed or submitted under the Exchange Act and incorporated by reference herein and as disclosed in this prospectus, no reportable material changes have occurred since July 31, 2020.

LEGAL MATTERS

Certain legal matters related to the ordinary shares offered by this prospectus will be passed upon on the Company’s behalf by Ogier, with respect to matters of British Virgin Islands law, and Lewis Brisbois Bisgaard & Smith LLP, San Francisco, California, with respect to matters of United States law. Legal matters as to PRC law will be passed upon for us by SD & Partners, Shenzhen, China.

EXPERTS

Our financial statements are incorporated by reference in reliance on Friedman LLP’s report, given on the authority of said firm as experts in accounting and auditing. Friedman LLP, an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 20-F for the year ended July 31, 2020, which is incorporated by reference in this registration statement. In addition, the consolidated financial balance sheet of Leaping Group Co., Ltd. and subsidiaries as of June 30, 2019 and 2018, and the related consolidated statements of income and comprehensive income, change in shareholders’ equity, and cash flows for each of the three years then ended, and the related notes, have been audited by Friedman LLP as stated in their report which is filed as an exhibit to this Registration Statement of which this prospectus is a part thereof. Such financial statements and schedules of the Company and of Leaping Group Co., Ltd. have been incorporated herein or filed herewith in reliance on the reports of such firm given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands business company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange controls or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include, but are not limited to:

●	the British Virgin Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Our memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located in the PRC. In addition, all of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Ogier, our counsel with respect to the laws of BVI, and SD & Partners, our counsel with respect to PRC law, have advised us (privilege in which advice is not waived) that there is uncertainty as to whether the courts of the BVI or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to British Virgin Islands law as to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the British Virgin Islands as penal or punitive in nature. If such a determination is made, the courts of the British Virgin Islands are also unlikely to recognize or enforce the judgment against a British Virgin Islands company. Because the courts of the British Virgin Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the British Virgin Islands. Ogier has advised us that although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the federal or state courts of the United States, in certain circumstances a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the British Virgin Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Commercial Division of the Eastern Caribbean Supreme Court in the British Virgin Islands, provided such judgment:

●	is given by a foreign court of competent jurisdiction;

●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

●	is final;

●	is not in respect of taxes, a fine, a penalty or similar fiscal or revenue obligations of the company; and

●	was not obtained in a fraudulent manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands.

In appropriate circumstances, a British Virgin Islands court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

SD & Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. SD & Partners has advised us further that there are no treaties between China and the United States for the mutual recognition and enforcement of court judgments, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 relating to the ordinary shares covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website .

We are currently subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file with or furnish to the SEC reports, including annual report on Form 20-F, report of foreign private issuer on Form 6-K and other information. All information filed with or furnished to the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also maintain a website at www.ir.atifchina.com, but information contained on our website is not incorporated by reference in this prospectus or any prospectus supplement. You should not regard any information on our website as a part of this prospectus or any prospectus supplement.